Exhibit 99.1

SEC Concludes Investigation of Sinovac

BEIJING, August 20, 2018 /PRNewswire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) ("Sinovac" or the "Company"), a leading provider of biopharmaceutical products in China, today announced that the U.S. Securities and Exchange Commission (“SEC”) has concluded its investigation into possible violations of the federal securities laws related to allegations that certain Sinovac employees made improper payments to Chinese government officials. The SEC determined that it will not recommend or pursue an enforcement action against Sinovac at this time. Sinovac is committed to conducting business in compliance with all applicable laws and cooperated fully with the SEC. Sinovac will continue in its mission of researching, developing, manufacturing and commercializing vaccines that protect against human infectious diseases.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America. For more information please refer to the Company’s website at www.sinovacbio.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements.

Investor Contacts:

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR

Bill Zima

Tel: +1-646-308-1707

Email: william.zima@icrinc.com

Media Contact:

Abernathy MacGregor

Sheila Ennis

Tel: +1-415-745-3294

Email: sbe@abmac.com

China Media Contact:

ICR

Edmond Lococo

Tel: +86-10-6583-7510

Email: Edmond.Lococo@icrinc.com